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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1933

                                (Amendment No. 1)



                           Digital Insight Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    25385P106
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [_]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [_]    Rule 13d-1(d)

-----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter the disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  25385P106

         1)       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Nasser J. Kazeminy

         2) Check the Appropriate Box if a Member of a Group (see instructions)

                  (a) [X]
                  (b) [_]

         3)       SEC Use only

         4)       Citizenship or Place of Organization:  U.S.A.


Number            5)       Sole Voting Power
of
Shares                              0
Beneficially
Owned             6)       Shared Voting Power
by
Each                                2,710,905
Reporting
Person            7)       Sole Dispositive Power
With
                                    0

                  8)       Shared Dispositive Power

                                    2,710,905

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,710,905

         10)      Check if the Aggregate Amount in Row (9) Excludes
                  Certain Shares (see instructions)
                                                                             [_]

         11)      Percent of Class Represented by Amount in Row 9

                  9.2%

         12)      Type of Reporting Person (see instructions)

                  IN
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CUSIP No. 25385P106

         1)       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Exponential Partners II Limited Partnership
                  36-4334440

         2)       Check the Appropriate Box if a Member of a Group*

                  (a) [X]
                  (b) [_]

         3)       SEC Use only

         4)       Citizenship or Place of Organization:  U.S.A. (Nevada)

Number            5)       Sole Voting Power
of
Shares                              0
Beneficially
Owned             6)       Shared Voting Power
by
Each                                1,766,413
Reporting
Person            7)       Sole Dispositive Power
With
                                    0

                  8)       Shared Dispositive Power

                                    1,766,413

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,766,413

         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
                                                                             [_]

         11)      Percent of Class Represented by Amount in Row 9

                  6.0%

         12)      Type of Reporting Person (see instructions)

                  PN
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ITEM 1 (a)  NAME OF ISSUER:

         Digital Insight Corporation

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         26025 Mureau Road
         Calabrasas, CA 91302

ITEM 2 (a)  NAME OF PERSON FILING

         Nasser J. Kazeminy
         Exponential Partners II Limited Partnership

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Nasser J. Kazeminy
         760 Island Drive
         Palm Beach, FL  33480

         Exponential Partners II Limited Partnership

         3753 Howard Hughes Parkway
         Suite 200, #2044
         Las Vegas, NV  89109

ITEM 2 (c)  CITIZENSHIP:

         Nasser J. Kazeminy - U.S.A.
         Exponential Partners II Limited Partnership - a Nevada Limited
           Partnership

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.001 par value

ITEM 2 (e)  CUSIP NUMBER

         25385P106

ITEM 3:

         Not applicable
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                                                             Page __ of __ Pages

ITEM 4    OWNERSHIP

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned

          (b)  Percent of class

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote _________
               (ii) Shared power to vote or to direct the vote _________
              (iii) Sole power to dispose or to direct the disposition of
                    _________
               (iv) Shared power to dispose or to direct the disposition of
                    _________

          See items 5-9 of cover pages.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Nasser J. Kazeminy has the power to direct dividends and proceeds of sales of Exponential Partners II Limited Partnership. He is the sole limited partner of Exponential Partners II Limited Partnership and the sole member of NJK Investments, LLC, which is the sole general partner of Exponential Partners II Limited Partnership. Mr. Kazeminy, Nader C. Kazeminy and James A. Vose are trustees of the Nasser J. Kazeminy Irrevocable Trust and share voting authority over the shares held in that Trust which holds 472,146 shares. Nasser Kazeminy, Nader C. Kazeminy and James A. Vose are trustees of the Yvonne P. Kazeminy-Mofrad Irrevocable Trust and share voting authority over the 472,346 shares held in that Trust. Mr. Kazeminy disclaims beneficial ownership of the shares held by these Trusts.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     The members of the group are Nasser J. Kazeminy and Exponential Partners II Limited Partnership.

     Nasser J. Kazeminy is the sole limited partner of Exponential Partners II Limited Partnership and the sole member of NJK Investments, LLC, which is the sole general partner of Exponential Partners II Limited Partnership.
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ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10   CERTIFICATION:

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002


/s/ Nasser J. Kazeminy
-----------------------------
Nasser J. Kazeminy


EXPONENTIAL PARTNERS II
LIMITED PARTNERSHIP

By:  NJK INVESTMENTS, LLC
Its:   General Partner


/s/ Nasser J. Kazeminy
-----------------------------
By:  Nasser J. Kazeminy
Its: Sole Member